1 Cellectar Biosciences NASDAQ: CLRB Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333 - 208638 March 25, 2016

2 Safe Harbor Statement This slide presentation contains forward - looking statements . Such statements are valid only as of today, and we disclaim any obligation to update this information . These statements are only estimates and predictions and are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made . These statements are based on our current beliefs and expectations as to such future outcomes . Drug discovery and development involve a high degree of risk . Factors that might cause such a material difference include, among others, uncertainties related to the ability to raise additional capital required to complete the development programs described herein, the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful preclinical development thereof, the completion of clinical trials, the FDA review process and other government regulation, our pharmaceutical collaborators’ ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third - party reimbursement . A complete description of risks and uncertainties related to our business is contained in our periodic reports filed with the Securities and Exchange Commission including our Form 10 - K for the year ended December 31 , 2015 . These forward looking statements are made only as of the date hereof, and we disclaim any obligation to update any such forward looking statements .

3 • This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared sole ly for informational purposes, it does not contain all of the information that you should consider before investing in our company. Exc ept as otherwise indicated, this presentation speaks only as of the date hereof. • This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person i n a ny jurisdiction in which it is unlawful for such person to make such an offering or solicitation. • Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal off ens e. • This presentation includes industry and market data that we obtained from industry publications and journals, third - party studie s and surveys, internal company studies and surveys, and other publicly available information. Industry publications and survey s generally state that the information contained therein has been obtained from sources believed to be reliable. Although we be lie ve the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurat e. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the volu nta ry nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumpti ons that were used in preparing the forecasts from the sources relied upon or cited herein. • We have filed a Registration Statement on Form S - 1 with the SEC, as amended on March 21, 2016, including a preliminary prospectus dated March 21, 2016 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communicatio n relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available , t he final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus , for free by visiting EDGAR on the SEC website at http://sec.gov . • Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., 570 Lexington Ave, 11th Floor, New York, NY 10022 or by email at prospectus@ladenburg.com . Statement about Free Writing Prospectus

4 Transaction Overview Issuer: ▪ Cellectar Biosciences, Inc. Exchange: ▪ NASDAQ : CLRB Offering Size: ▪ $6 million Securities Offered: ▪ Common Stock, Series A Warrants, Series B Pre - funded Warrants Use of Proceeds: ▪ Research & Development o Further clinical development of CLR 131 o The pre - clinical advancement of our CTX Program, including PDC Taxol series of compounds ▪ General Corporate Purposes Sole Book runner: ▪ Ladenburg Thalmann & Co. Inc.

Company Leadership

Management		Independent Directors	
Jim Caruso President, CEO and Director	Previously: HIP Innovation Technology- EVP & COO; Allos Therapeutics- EVP & CCO	Paul L. Berns Chairman of the Board of Directors	Anacor Pharmaceuticals- President and CEO; Anacor Pharmaceuticals- Director; Jazz Pharmaceuticals, Inc.- Director; XenoPort, Inc.- Director
Chad Kolean CFO	Previously: Pioneer Surgical Technology- CFO	Stephen A. Hill, B.M. B.Ch., M.A., F.R.C.S Director	Faraday Pharmaceuticals- CEO; Catalyst Biosciences- Director; Lipocine, Inc.- Director
Kevin Kozak, MD, PhD CMO- Consultant	Mercy Regional Cancer Center - Director of Radiation Oncology; Co-D Therapeutics- Co-Founder	Stefan Loren, PhD Director	Loren Capital Strategy- Founder; GenVec- Director; Marina Biosciences- Lead Independent Director
Jamey Weichert, PhD Company Founder, CSO, and Director	University of Wisconsin Associate Professor of the Departments of Radiology, Medical Physics, & Pharmaceutics	John Neis Director	Venture Investors, LLC- Managing Director, Head of Healthcare Practice; Virent, Inc.- Director; Deltanoid Pharmaceuticals, Inc.- Director; Inviragen, Inc.- Director

CELLECTAR BIOSCIENCES
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6 Company Overview • Oncology - focused biopharmaceutical company in Madison, WI • Developing Phospholipid Drug Conjugate (PDC) Delivery Platform – Phospholipid Ether cancer - targeting vehicle – Enables delivery of diverse oncologic payloads – Increases payload therapeutic window • R&D pipeline of PDC cancer therapeutics and diagnostics • Focused plan to unlock PDC Delivery Platform value – Advance CLR 131 therapeutic franchise – Develop early - stage chemotherapeutic conjugates – Expand PDC pipeline through collaborations

7 Company Developments October 1, 2015 - Present 2016 Outlook $3.3M Financing 10/1/15 CTX Program Update Q2 $2.3M NCI Fast Track Grant - CLR 125 Study Initiated 10/1/15 CTX Patent Publication Q2 CTX Patent Application Conversion 11/10/15 Completion of Phase 1 NCI Fast Track Grant Q2 Initiated Pierre Fabre Collaboration 12/16/15 MM Study Cohort #2 Data Update Q3 Positive Phase 1 MM Data 1/5/16 MM Study Cohort #3 Patient Enrollment Q3

8 • Proprietary phospholipid ether small - molecule • Highly selective cancer and cancer stem cell targeting • Uptake and prolonged retention in malignant cells – POC in broad range of cancers • Ability to attach diverse oncologic payloads • Extensive research and peer reviewed scientific validation 1 Basis for PDC Delivery Platform Delivery Platform Cancer - Targeting Vehicle 1. STM: Science Translational Medicine 11 Jun 2014: Vol. 6, Issue 240, pp. 240ra75 Neurosurgery: Neurosurgery. 2015 Feb; 76(2): 115 – 124.

9 PDC Diverse Payload Delivery Validation Radioisotopes for Cancer Imaging • CLR 124: Glioma • Iodine - 123 Fluorophores for Imaging - Guided Surgery • CLR 1502: Optical Imaging • CLR 1501 Chemotherapeutics for Cancer Therapy • CLR 1602 - PTX: Paclitaxel • CLR CTX Development Program Other Payloads • Product development and commercialization collaborations Radioisotopes for Cancer Therapy • CLR 131: Multiple Myeloma • Iodine - 125

10 PDC Cancer - Targeting Validation in Broad Range of Cancers Demonstrated Clinical Translation In Vitro Mechanistic POC • Cellular Uptake via Lipid Rafts • Delivery to Cytoplasm & Cell Organelles • Prolonged Retention of Molecule within Malignant Cells In Vivo POC • Selective Uptake demonstrated in more than 60 Cancer Models • Applications in Therapeutics & Imaging In Human Data • As of March 2016, Cellectar’s PDCs have been administered to 84 Patients • Selective Uptake and Prolonged Retention Shown in More Than 10 Cancer Types Colorectal - Lung Met. Prostate Glioma Lung - Brain Met. Multiple Myeloma Malignant vs normal Glioma stem cells Colorectal xenograft Prostate

11 PDC Cancer - Targeting and Payload Delivery Phospholipid Drug Conjugates (PDCs) Extracellular Space Intracellular (Cytoplasm) Antigen Lipid rafts Lipid rafts Antigen (+/ - ) Targeting : Lipid rafts Delivery : Cell cytoplasm

12 PDC Delivery Platform Overview + + Linker = Drug Linker Drug Phospholipid Ether Enabling Targeted Delivery of Diverse Oncologic Payloads PDC Cancer Targeting Vehicle Options for Versatile Linker Chemistry Ability to Link Diverse Range of Payloads Phospholipid Drug Conjugate PDC Complex, Allowing for an Increased Therapeutic Window

PDC Delivery Platform Summary

DELIVERY PLATFORM	PDC: Cellectar	ADCs
Description & Manufacturing Cost/Complexity	PLE: Small-Molecule	Antibody: Biologic
Cancer Targeting	Cancer Selective	Antigen Selective
Targeting Mechanism	Membrane-Lipid Rafts	Membrane-Antigen
Payload Delivery	Cytoplasm/Cell Organelle	Linker Dependent (cleavable vs. non-cleavable)[1]
Retention	Prolonged	Linker Dependent (cleavable vs. non-cleavable)[1]

PDCs Represent a New Class of Cancer Targeting & Payload Delivery

CELLECTAR BIOSCIENCES

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1. (see https://en.wikipedia.org/wiki/Antibody-drug_conjugate#Linker_technology for more details)

14 PDC Product Development Pipeline PDC Program Payload Indication Discovery Phase I Phase II CLR 131 Iodine - 131 Multiple Myeloma Pre - clinical CLR 125 1 Iodine - 125 Micrometast. Disease CLR CTX NP cytotoxics TBD CLR 1602 - PTX PTX CLR CTX PTX, GEM, GEL 2 Performance - based Performance - based CLR 124 Iodine - 124 CLR 1502 IR - 775 Glioma Breast Cancer Lumpectomy Radio Tx Dx CDx In - House Development Collaborations Class Chemo Tx Category Collaboration Platform 1. The development of CLR 125 is fully funded by a NCI Phase I/II Fast - Track SBIR research grant award 2. PTX = paclitaxel; GEM = gemcitabine; GEL = geldanamycin Phase I Pre - Clinical Discovery Pre - Clinical Discovery Phase II Phase I

15 CLR 131: Lead PDC Radiotherapeutic Product • Payload: Iodine - 131 – Cytotoxic radioisotope – Thyroid cancer Tx • PDC: CLR 131 – Targeted cytotoxic delivery – Solid tumor maximum tolerated dose (MTD) established and activity observed (≤ 31.25mCi/m 2 ) 1 – Indications beyond thyroid cancer Tx • Multiple Myeloma, other cancers Linker 131 I Opportunity for Expanded Oncology Indications 1. Cancer Invest. 2015 Nov 26;33(10):483 - 9

16 CLR 131: Clinical Rationale For Multiple Myeloma • Multiple Myeloma – Incurable hematologic cancer – Orphan Designation – Unmet need in relapsed/refractory setting – Medium patient age is 70 years for MM 1 – Quantitative response criteria – M - protein marker – Free Light Chain (FLC) • CLR 131 – Established radiosensitivity – In vivo MM cell uptake – imaging validation – Novel mechanism of action – Single dose treatment 1. http://www.cancer.net/cancer - types/multiple - myeloma/risk - factors

17 CLR 131: Phase 1 Multiple Myeloma Study Overview • Multi - center, open label, dose escalation trial initiated Q2 2015 • Relapsed or refractory patients • Primary objective: – Characterize safety & tolerability • Secondary objectives: – Establish phase II dose – Assess therapeutic activity • First cohort dosed @ 12.5 mCi/m 2 • 85 day post dose study duration – Safety monitoring

18 CLR 131: Cohort #1 Patient Summary Patient Number Prior Treatments Age Adverse Events ≥ Grade 2 IMWG 1 Response Assessment Progression Free Survival 101 12 Systemic Regimens 55 Decreased Neutrophils Anemia Decreased WBC 2 3 3 Stable Disease 64 Days 102 2 3 Systemic Regimens 74 None Progressive Disease N/A 103 3 Systemic Regimens 70 Lymphopenia 3 Stable Disease >115 Days (ongoing) 104 3 Systemic Regimens Autologous SCT 76 Hypophosphatemia 3 Stable Disease 43 Days 105 3 Systemic Regimens 67 Decreased WBC Decreased Platelet 2 3 Stable Disease 116 3 Days 1. International Myeloma Workshop Group (IMWG) 2. Patient was not assessed, off study at Day 18 3. Initiated New Therapy

19 CLR 131: Cohort #1 Patient Efficacy % Change from Baseline Patient #3 Patient #5 -70.0% -60.0% -50.0% -40.0% -30.0% -20.0% -10.0% 0.0% 131 Dose % Change from Baseline Free Light Chain Assay # of Days 1 22 43 64 85 -35.0% -30.0% -25.0% -20.0% -15.0% -10.0% -5.0% 0.0% 131 Dose Serum M - Protein # of Days 1 22 43 64 85 Partial Repsonse 1 1. IMWG Criteria, If Serum or Urine M - Proteins Are Not Measureable

20 CLR 131: Market Rationale for Multiple Myeloma • Unmet need remains in the relapsed or refractory setting • 2 nd most common hematologic cancer 1 – Prevalence ~ 90,000 1 – Incidence ~ 26,850 – Relapsed/Refractory ~ 13,000 1 • Global MM drug market 1 – $7.3B (2014) - $8.9B (2021) – Premium pricing for marketed products – $55k - $150k + "Judging by the results of the first cohort, I believe there is significant potential for CLR 131 as a safe and tolerable treatment modality for relapsed or refractory multiple myeloma," stated Sikander Ailawadhi, MD, senior associate consultant, Division of Hematology/Oncology, Department of Medicine, The Mayo Clinic, Jacksonville, Florida, and the site's lead investigator. Cohort #2 Initiated at 18.75 mCi/m 2 ; a 50% Dose Increase 1. - http://seer.cancer.gov/statfacts/html/mulmy.html

21 PDC Chemotherapeutic Program Overview • Objective – Develop chemotherapy PDCs with improved efficacy & tolerability – Convert non - targeted drugs to targeted chemotherapeutics • Clinical rationale – Chemotherapeutics highly effective, yet highly toxic drugs – Improve drug therapeutic index through targeted delivery – Cancer stem cell delivery – increased response durability • Business rationale – Many failed, pre - clinical, clinical and on market chemo's – New products, new patent life & life cycle management – Reduced regulatory hurdles Creating Opportunities for Clinical Development Partnerships

22 Pierre Fabre PDC Chemotherapeutic Collaboration • Initiated December 2015 • Objectives – Co - design library of PDCs – Conduct in vivo POC studies – Evaluate therapeutic index vs. untargeted payloads • Pierre Fabre to provide payloads – Proprietary natural product - derived cytotoxics • Cellectar to lead conjugation and POC studies “We are convinced that Cellectar’s proprietary technology will provide our cytotoxic molecules with tissue specificity and enhanced safety which are typically lacking with untargeted agents .” - Laurent Audoly, Head of R&D of Pierre Fabre Pharmaceuticals (Dec . 2015)

23 PDC Chemotherapeutic Program Status • Initial chemotherapeutic payload candidates • PDCs synthesized – Five different payloads, multiple linkers and analogs • In vitro studies – Multiple PTX and GEL PDC analogs – 12 tumor cell lines – Has shown plasma stability and cytotoxic activity • Lead PDC selected for in vivo targeted delivery studies – CLR 1602 - PTX • PDC targeted delivery assessment toolkit in development – Efficient, cost - effective payload analysis

24 CLR 1602 - PTX: Pre - Clinical PDC Chemotherapeutic • Payload: Taxol – Well characterized chemotherapeutic – Breast, lung and ovarian cancers • PDC: CLR 1602 - PTX – Developed linker and conjugation – Formulation without Cremophor El® – Larger scale synthesis • Established process for targeted delivery assessment – Tracer technology • Next steps – In vivo pre - clinical data update – Q2 2016 Expanding Therapeutic Index Linker PTX

CLR 125: Pre-Clinical PDC Radiotherapeutic Product

- Payload: Iodine-125
  - Cytotoxic radioisotope
  - Prostate brachytherapy Tx
- PDC: CLR 125
  - Targeted cytotoxic delivery
  - Micrometastatic disease
  - Lower hematological toxicity[1]
- Development
  - Funded by a $2.3M NCI SBIR grant
  - Small /disseminated tumors and micrometastatic disease


Linker
125I

NCI Funded Research Collaboration to Assess CLR 125 Clinical Applications

CELLECTAR BIOSCIENCES

1. Based on internal studies.

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26 Financial Summary Capitalization as of March 2016 1 Common Stock Outstanding 858,013 Warrants (exercisable: $22.00 - $250.00) 861,314 Options 70,916 Fully Diluted 1,790,243 $3.9M cash at December 31, 2015 1 On March 4, 2016, the Company effected a reverse stock split at a ratio of 1 - for - 10. All share information presented herein ref lects the reverse split. Note: T he Company is presenting at a hearing with NASDAQ on March 31, 2016, to request an extension of time to regain compliance wit h N ASDAQ’s minimum stockholders’ equity requirement. The Company believes there are sound reasons for NASDAQ to grant an extension; however, there can be no assuranc e t hat NASDAQ will grant the extension we are seeking as a result of the hearing.

27 Company Developments October 1, 2015 - Present 2016 Outlook $3.3M Financing 10/1/15 CTX Program Update Q2 $2.3M NCI Fast Track Grant - CLR 125 Study Initiated 10/1/15 CTX Patent Publication Q2 CTX Patent Application Conversion 11/10/15 Completion of Phase 1 NCI Fast Track Grant Q2 Initiated Pierre Fabre Collaboration 12/16/15 MM Study Cohort #2 Data Update Q3 Positive Phase 1 MM Data 1/5/16 MM Study Cohort #3 Patient Enrollment Q3